SUBMISSION
     TYPE     485BPOS
     DOCUMENT-COUNT  3
     FILER
      CIK  0000941289
      CCC   $3maouxe
      FILE-NUMBER  33-64067
     ACT    33
     LIVE
     NOTIFY obriew@nuveen.com
     SUBMISSION-CONTACT
     PHONE  (312)917-8021
     NAME    BILL O'BRIEN
 DOCUMENT
    TYPE   485BPOS
    DESCRIPTION  POST-EFFECTIVE
    TEXT
   MODULE
    NAME  P063000
    CIK  0001019937
    CCC  tv*d6qmi
    /MODULE
      PAGE
                                   SEC FILE NO.  33-64067
                                 40 ACT FILE NO.  811-2271
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                              POST-EFFECTIVE
                              AMENDMENT NO. 5
                                     TO
                                  FORM S-6
For registration under the Securities Act of 1933 of Securities of Unit Investment Trusts registered on Form N-8B-2
            Nuveen Tax-Free Unit Trust, Series 841           (fORMERLY KNOWN
As Nuveen Tax-Exempt Unit Trust)
                         JOHN NUVEEN & CO. INCORPORATED
                               (Name of Depositor)
                            333 West Wacker Drive
                            Chicago, Illinois  60606
             (Complete address of Depositor's Principal Executive Offices)
John Nuveen & Co., Incorporated          Chapman & Cutler
 Attention:  Gifford R. Zimmerman         Attention:  Eric F. Fess
 333 West Wacker Drive                    111 West Monroe Street
 Chicago, Illinois  60606                 Chicago, Illinois  60603
            (Name and complete address of Agents for Service)
An indefinite number of Units has been registered pursuant to Rule 24F-2 promulgated under the Investment Company Act of 1940, as amended. On February 28, 1990, a Rule 24F-2 Notice with respect to this Series was filed with the Securities and Exchange Commission.
It is proposed that this filing will become effective (check appropriate box)
(     )  Immediately upon filing pursuant to paragraph (B)
 (  X  )  On April  1, 2001 pursuant to paragraph (B) of Rule 485
 (     )  60 days after filing pursuant to paragraph (A)
 (     )  On (date) pursuant to paragraph (A) of Rule (485 or 486)
(     )  Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.
          Contents of Post-Effective Amendment
                of Registration Statement
     This Post-Effective Amendment of Registration Statement comprises the following papers and documents:
                 The Facing Sheet
                 The Prospectus
                 The Signatures
                 The Consent of Independent Accounts
Part One of the Registrant's Prospectus, filed separately, is incorporated by this Reference hereto.
      PAGE   2
Tax-Free Unit Trust
Series 841
Florida Insured Trust 222                              28,862.644 Units
New Jersey Insured Trust 201                           29,611.579 Units
Prospectus - Part Two
 Revision Date April  1, 2001

Note: This Prospectus Part Two may not be distributed unless accompanied by Part One.
Currently Offered at Public Offering Price plus interest accrued to the date of settlement. Minimum purchase - either $5,000 or 50 Units, whichever is less.
THE UNITS of fractional undivided interest in the Nuveen Tax-Free Unit Trust being offered hereby are issued and outstanding Units that have been reacquired by John Nuveen & Co. Incorporated either by purchase of Units tendered to the Trustee for redemption or by purchase in the open market. The price paid in each instance was not less than the Redemption Price determined as provided in Part One under the caption "How Units May Be Redeemed Without Charge." The Units are being offered at the Public Offering Price computed in the manner described in Part One under the caption "Public Offering Price." Any profit or loss resulting from the sale of Units will accrue to John Nuveen & Co. Incorporated and no proceeds from the sale will be received by the Trust.
THE NUVEEN TAX-FREE UNIT TRUST consists of a number of underlying separate unit investment trusts, each of which contains a diversified portfolio of interest-bearing obligations issued by or on behalf of the states (or in the case of State Trusts, primarily by or on behalf of the State for which such State Trust is named) and counties, municipalities, authorities and political subdivisions thereof, the interest on which is, in the opinion of bond counsel to each issuer, exempt from all Federal income tax and, in the case of a State Trust, from State income taxes in the State for which such State Trust is named. All Bonds in each Trust were rated in the category "A" or better by Standard & Poor's Corporation or Moody's Investors Service, Inc. on the Date of Deposit ("BBB" or "Baa", respectively, or better by such services in the case of National Traditional Trust 76 and earlier National Traditional Trusts). Current ratings, if any, on Bonds in a Trust are set forth in the Schedule of Investments for such trust herein.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      PAGE   3
 PAGE




                                 ESSENTIAL INFORMATION REGARDING THE TRUST(S)

                                           As Of January 31, 2001

                          Sponsor and Evaluator.......John Nuveen & Co. Incorporated

                          Trustee.................The Chase Manhattan Bank, N.A.

The income, expense and distribution data set forth below have been calculated for Unitholders electing to receive monthly distributions.  Unitholders choosing distributions quarterly or semi-annually will receive a slightly higher net annual interest income because of the lower Trustee's fees and expenses under such plans.




                                                                         Florida Insured    New Jersey Insured

                                                                            Trust 222           Trust 201

---------------------------------------------------------------------  ------------------  ------------------


Principal Amount of Bonds in Trust...................................   $    2,890,000      $    2,945,000

Number of Units......................................................       28,862.644          29,611.579

Fractional Undivided Interest in

  Trust Per Unit.....................................................   1/  28,862.644      1/  29,611.579

Public Offering Price ---

  Less then 1,000 Units

    Aggregate Bid Price of Bonds in Trust............................   $    2,826,290      $    2,900,667

    Plus Sales Charge <F1>...........................................   $      158,266      $      163,659

      Total..........................................................   $    2,984,556      $    3,064,326

    Divided by Number of Units.......................................   $    103.41         $    103.48

    Plus Cash Per Unit <F2>..........................................   $      0.05         $(     0.40)

    Public Offering Price Per Unit <F3>..............................   $    103.46         $    103.08

Redemption Price Per Unit (exclusive of

  accrued interest)..................................................   $     97.98         $     97.55

Sponsor's Repurchase Price Per Unit

  (exclusive of accrued interest)....................................   $     97.98         $     97.55

Excess of Public Offering Price Per Unit

  over Redemption Price Per Unit.....................................   $      5.48         $      5.53

Excess of Public Offering Price per Unit over

  Sponsor's Repurchase price Per Unit................................   $      5.48         $      5.53

    Par Value Per Unit <F4>..........................................   $    100.18         $     99.05

Calculation of Net Annual Interest Income

  Per Unit

    Annual Interest Income...........................................   $      4.9460       $      5.1164

    Less Estimated Annual Expense....................................   $      0.2351       $      0.2478

    Net Annual Interest Income.......................................   $      4.7109       $      4.8686

Daily Rate of Accrual Per Unit.......................................   $      0.01309      $      0.01352

Trustee's Annual Fee per $1000 principal (6).........................   $      1.5379       $      1.5413

Estimated Current Return <F5>........................................          4.55%               4.72%

Estimated Long Term Return <F5>......................................          4.45%               4.49%

Evaluations for purpose of sale, purchase or redemption of Units are made as of the close of trading on the New York Stock Exchange next following receipt by John Nuveen & Co. Incorporated of an order for a sale or purchase of units or receipt by United States

Trust Company of New York of units tendered for redemption.



-------------------------------------------------------------------------------------------------------------

<F1>
(1)      See "Public Offering Price" in Part One for the method by which the sales charge is calculated.

<F2>
(2)   This amount represents cash held by the Trust (or an advancement of cash to the Trust by the Trustee) which may amount to less than $.01 per Unit and is added to (or deducted from) the Public Offering Price.

<F3>
(3)   Units are offered at the Public Offering Price plus accrued interest to the date of settlement (three business days after purchase).  On the above date there was added to the Public Offering Price of the Florida Insured Trust

222 and New Jersey Insured Trust 201, respectively, $103.46 and $103.08,

accrued interest to the settlement date of $.07 and $.07, for a total price of

$103.53 and $103.15, respectively.

<F4>
(4)   Par value per Unit is each Unit's pro rata share of aggregate principal amount of Bonds in the Trust adjusted to reflect cash, if any, held in or advanced to the Principal Account.

<F5>
(5)   See "Estimated Long Term Return and Estimated Current Return" in Part

One for an explanation of these returns.

<F6>
(6)  Notwithstanding anything to the contrary in Part One, the Trustee's

Annual Fee is set forth herein.  The Trustee's Annual Fee per $1000 principal amount of Bonds set forth above is calculated for Unitholders electing the monthly plan of distribution. The Trustee's Annual Fee per $1000 principal amount of Bonds for Florida Insured Trust 222 and New Jersey Insured Trust 201

will be $1.2179 and $1.2213, under the quarterly distribution option and

$1.0279 and $1.0313, under the semi-annual distribution option.






      PAGE   4






                               Essential Information Regarding the Trust(s) on

                                         Date of Deposit (Continued)



General Information



Record Dates ................................................  See "Distributions to Unitholders" in Part One

Distribution Dates ..........................................  See "Distributions to Unitholders" in Part One

Minimum Principal Distribution .............................................................  $0.10 per Unit.

Date Trust Established ...................................................................  December 29, 1995

Mandatory Termination Date ........................  See "Amendment and Termination of Indenture" in Part One

Minimum Value of Trust ............................  See "Amendment and Termination of Indenture" in Part One

Sponsor's Annual Evaluation Fee .................................  $0.170 per $1000 principal amount of Bonds

      PAGE   5
 PAGE


                            NUVEEN TAX-FREE UNIT TRUST

                            FLORIDA INSURED TRUST 222

                                   (Series 841)



                             Statement of Net Assets

                                November 30, 2000




Assets:

     Investments in municipal securities,

       at market value (Cost $2,743,043) (Note 1) ............... $   2,745,749

     Accrued interest receivable ................................        41,784

     Organizational Costs (Note 1) ..............................             6

                                                                  --------------



               Total assets ..................................... $   2,787,539

                                                                  --------------



Liabilities:

     Advance from Trustee ....................................... $      27,501

     Accrued trustee and evaluator fees .........................           670

                                                                  --------------



               Total liabilities ................................ $      28,171

                                                                  --------------



               Net assets, applicable to 28,863 units of

                 fractional undivided interest outstanding ...... $   2,759,368

                                                                  ==============



Net assets, represented by:

     Cost to original investors of 35,000 units sold ............ $   3,506,396

       Less initial underwriting commission (Note 1) ............  (    171,798)

                                                                  --------------

                                                                  $   3,334,598

     Less cost of 6,137 units redeemed ..........................  (    576,486)

                                                                  --------------

                                                                  $   2,758,112

     Undistributed net investment income ........................        12,022

     Unrealized appreciation (depreciation) of investments ......         2,706

     Accumulated net realized gain (loss) from

       investment transactions ..................................  (     13,472)

     Principal distributions to unitholders of proceeds

       from investment transactions .............................             0

                                                                  --------------

                                                                  $   2,759,368

                                                                  ==============



Net asset value per unit:

                                                          Net Asset Value Per Unit

                                                    Before

             Type of                 Units         Accrued        Accrued

        Income Distribution       Outstanding      Interest       Interest         Total

     Monthly..................      13,852        $      95.19    $       .42    $      95.61

     Quarterly................       5,388               95.19            .42           95.61

     Semi-Annual..............       9,623               95.19            .42           95.61

                                ---------------  ============  ==============  ===========

                                    28,863

                                ===============







See accompanying notes to financial statements.



      PAGE   6
 PAGE

                                         NUVEEN TAX-FREE UNIT TRUST

                                         FLORIDA INSURED TRUST 222

                                                (Series 841)



                             Statements of Operations and Changes in Net Assets





                                                                     Year Ended November 30,

                                                       ----------------------------------------------------

                                                             2000              1999              1998

                                                       ----------------  ----------------  ----------------

Statement of Operations




Investment income (Note 1):

  Interest income ...................................  $       149,092   $       160,625   $       167,515

                                                       ----------------  ----------------  ----------------



  Expenses (Note 3):

    Trustee fees and expenses .......................  $         5,648   $         5,815   $         6,140

    Evaluator fees ..................................              515               552               575

                                                       ----------------  ----------------  ----------------



        Total expenses ..............................  $         6,163   $         6,367   $         6,715

                                                       ----------------  ----------------  ----------------



            Net investment income ...................  $       142,929   $       154,258   $       160,800

                                                       ----------------  ----------------  ----------------



Realized and unrealized gain (loss) on investments

  (Note 1):

    Net realized gain (loss) from investment

      transactions ..................................  $(       12,132)  $(          430)  $         1,123

    Net change in unrealized appreciation or

      depreciation of investments ...................          139,685    (      265,037)          112,116

                                                       ----------------  ----------------  ----------------



            Net gain (loss) on investments ..........  $       127,553   $(      265,467)  $       113,239

                                                       ----------------  ----------------  ----------------



Net increase (decrease) in net assets

    from operations .................................  $       270,482   $(      111,209)  $       274,039

                                                       ================  ================  ================





Statement of Changes in Net Assets

Operations:

  Net investment income .............................  $       142,929   $       154,258   $       160,800

  Net realized gain (loss) from investment

    transactions (Note 1) ...........................   (       12,132)   (          430)            1,123

  Net change in unrealized appreciation or

    depreciation of investments .....................          139,685    (      265,037)          112,116

                                                       ----------------  ----------------  ----------------



      Net increase (decrease) in net assets

        from operations .............................  $       270,482   $(      111,209)  $       274,039

                                                       ----------------  ----------------  ----------------



Distributions to unitholders from:

  Net investment income .............................  $(      143,809)  $(      155,276)  $(      161,153)

  Proceeds from investment transactions .............                0                 0                 0

                                                       ----------------  ----------------  ----------------



      Total distributions to unitholders ............  $(      143,809)  $(      155,276)  $(      161,153)

                                                       ----------------  ----------------  ----------------



Redemption of 2,419, 2,005 and

    775 units, respectively .........................  $(      221,822)  $(      191,682)  $(       75,782)

                                                       ----------------  ----------------  ----------------



Total increase (decrease) in net assets .............  $(       95,149)  $(      458,167)  $        37,104



Net assets at beginning of year .....................        2,854,517         3,312,684         3,275,580

                                                       ----------------  ----------------  ----------------

Net assets at end of year (including

  undistributed net investment income of

 $12,022,$12,902 and $13,920,respectively) ..........  $     2,759,368   $     2,854,517   $     3,312,684

                                                       ================  ================  ================





See accompanying notes to financial statements.

      PAGE   7
 PAGE




                                                     NUVEEN TAX-FREE UNIT TRUST

                                                     FLORIDA INSURED TRUST 222

                                                            (Series 841)



                                                      Schedule of Investments

                                                         November 30, 2000




                                                                                              Ratings(2)          Carrying

                                                                           Optional           ----------            Value

                                                                          Redemption      Standard                at Market

Principal                     Name of Issuer and Title of Issue          Provisions(1)    & Poor's   Moody's    (Bid Prices)

------------        ---------------------------------------------------  -------------    ---------- ---------- ------------




$    335,000        State of Florida, State Board of Education, Public   2005 at 101         AAA        Aaa     $    333,372

                     Education Capital Outlay Refunding Bonds, 1995

                     Series C, (General Obligation Bonds.) 5.500% Due

                     6/1/2021.



     420,000        City of Arcadia, Florida, Dedicated Pool Local       2003 at 102         AAA        Aaa          418,807

                     Government Revenue Bonds, Series 1993, 5.250% Due

                     12/1/2015.



     325,000        Correctional Privatization Commission (Florida),     2005 at 102         AAA        Aaa          309,816

                     Certificates of Participation (South Bay

                     Correctional Facility Project), Series 1995,

                     5.000% Due 8/1/2017.



     135,000        City of Lakeland, Florida, Electric and Water        No Optional Call    AAA        Aaa           83,580

                     Revenue Bonds, Series 1989, 0.000% Due 10/1/2010.

                     (Original issue discount bonds delivered on or

                     about January 4, 1990 at a price of 24.000% of

                     principal amount.)



     500,000        Orange County (Florida), Health Facilities           2005 at 102         AAA        Aaa          503,410

                     Authority, Hospital Revenue Bonds, Series 1995

                     (Adventist Health System/Sunbelt Obligated Group),

                     5.750% Due 11/15/2025.



     475,000        Orlando Utilities Commission (Florida), Water and    2003 at 101         AAA        Aaa          456,062

                     Electric Subordinated Revenue Bonds, Series 1993B,

                     5.250% Due 10/1/2023. (Original issue discount

                     bonds delivered on or about August 12, 1993 at a

                     price of 92.630% of principal amount.)



     220,000        City of Palm Bay, Florida, Utility System Refunding  2003 at 102         AAA        Aaa          214,152

                     Revenue Bonds, Series 1994 (Palm Bay Utility

                     Corporation Project), 5.000% Due 10/1/2015.



     410,000        The School Board of Seminole County, Florida,        2005 at 101         AAA        Aaa

                     Certificates of Participation, Series 1995A,

                     205M-5.125% Due 7/1/2015,                                                                       202,409

                     205M-5.250% Due 7/1/2021.                                                                       197,690





      PAGE   8






                                                     NUVEEN TAX-FREE UNIT TRUST

                                                     FLORIDA INSURED TRUST 222

                                                            (Series 841)



Schedule of Investments

                                                         November 30, 2000




                                                                                              Ratings(2)          Carrying

                                                                           Optional           ----------            Value

                                                                          Redemption      Standard                at Market

Principal                     Name of Issuer and Title of Issue          Provisions(1)    & Poor's   Moody's    (Bid Prices)

------------        ---------------------------------------------------  -------------    ---------- ---------- ------------




$     70,000        City of Sunrise, Florida, Public Facilities Revenue  No Optional Call    AAA        Aaa     $     26,451

                     Bonds, Series 1992B, 0.000% Due 10/1/2018.

                     (Original issue discount bonds delivered on or

                     about March 10, 1992 at a price of 16.932% of

                     principal amount.)



------------                                                                                                    ------------

$  2,890,000                                                                                                    $  2,745,749

============                                                                                                    ============



------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to Financial Statements and notes to Schedule of Investments.



One Bond in the Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof.  The remaining issues are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuers' power to levy taxes.  The sources of payment for these remaining issues in the Trust are divided as follows: Dedicated-Tax Supported Revenue,  1; Health Care Facility Revenue,

1; Utilities,  2; Municipal Lease Revenue,  2; Water And/or Sewer Revenue,  2.



Approximately 21%, 25% and 22% of the aggregate principal amount of Bonds in the Trust consist of obligations of issuers whose revenues are derived from the sale or service of Utilities, Municipal Lease Revenue and Water And/or

Sewer Revenue, respectively.



For a discussion of the characteristics of bonds issued by various types of issuers and of the risks associated with an investment therein, see "Selection of Bonds for Deposit in the Trusts" in Part One.



Approximately 24% of the principal amount of the Bonds in the Trust are original issue discount bonds.  These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par values.

The original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-free interest income for federal income tax purposes.  On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See

"Tax Status of Unitholders" in Part One.  The current value of an original issue discount bond reflects the present value of its face amount at maturity.

In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.  All original issue discount bonds may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable,

some premium.  Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value.



All of the Bonds in the Trust, as insured, are rated AAA by Standard & Poor's

Corporation and Aaa by Moody's Investors Service, Inc.  The Bond Portfolio

consists of 9 obligations issued by entities located in Florida.

      PAGE   9
 PAGE


                            NUVEEN TAX-FREE UNIT TRUST

                           NEW JERSEY INSURED TRUST 201

                                   (Series 841)



                             Statement of Net Assets

                                November 30, 2000




Assets:

     Investments in municipal securities,

       at market value (Cost $2,833,895) (Note 1) ............... $   2,840,132

     Accrued interest receivable ................................        56,555

     Organizational Costs (Note 1) ..............................             6

                                                                  --------------



               Total assets ..................................... $   2,896,693

                                                                  --------------



Liabilities:

     Advance from Trustee ....................................... $      55,226

     Accrued trustee and evaluator fees .........................           724

                                                                  --------------



               Total liabilities ................................ $      55,950

                                                                  --------------



               Net assets, applicable to 29,612 units of

                 fractional undivided interest outstanding ...... $   2,840,743

                                                                  ==============



Net assets, represented by:

     Cost to original investors of 35,000 units sold ............ $   3,503,865

       Less initial underwriting commission (Note 1) ............  (    171,674)

                                                                  --------------

                                                                  $   3,332,191

     Less cost of 5,388 units redeemed ..........................  (    505,595)

                                                                  --------------

                                                                  $   2,826,596

     Undistributed net investment income ........................        12,692

     Unrealized appreciation (depreciation) of investments ......         6,237

     Accumulated net realized gain (loss) from

       investment transactions ..................................  (      4,782)

     Principal distributions to unitholders of proceeds

       from investment transactions .............................             0

                                                                  --------------

                                                                  $   2,840,743

                                                                  ==============



Net asset value per unit:

                                                          Net Asset Value Per Unit

                                                    Before

             Type of                 Units         Accrued        Accrued

        Income Distribution       Outstanding      Interest       Interest         Total

     Monthly..................      19,496        $      95.50    $       .43    $      95.93

     Quarterly................       2,569               95.50            .43           95.93

     Semi-Annual..............       7,547               95.50            .43           95.93

                                ---------------  ============  ==============  ===========

                                    29,612

                                ===============







See accompanying notes to financial statements.



      PAGE  10
 PAGE

                                         NUVEEN TAX-FREE UNIT TRUST

                                        NEW JERSEY INSURED TRUST 201

                                                (Series 841)



                             Statements of Operations and Changes in Net Assets





                                                                     Year Ended November 30,

                                                       ----------------------------------------------------

                                                             2000              1999              1998

                                                       ----------------  ----------------  ----------------

Statement of Operations




Investment income (Note 1):

  Interest income ...................................  $       154,442   $       165,848   $       172,075

                                                       ----------------  ----------------  ----------------



  Expenses (Note 3):

    Trustee fees and expenses .......................  $         6,389   $         6,491   $         6,814

    Evaluator fees ..................................              509               545               567

                                                       ----------------  ----------------  ----------------



        Total expenses ..............................  $         6,898   $         7,036   $         7,381

                                                       ----------------  ----------------  ----------------



            Net investment income ...................  $       147,544   $       158,812   $       164,694

                                                       ----------------  ----------------  ----------------



Realized and unrealized gain (loss) on investments

  (Note 1):

    Net realized gain (loss) from investment

      transactions ..................................  $(       10,294)  $         3,902   $         5,230

    Net change in unrealized appreciation or

      depreciation of investments ...................           96,722    (      232,238)          100,540

                                                       ----------------  ----------------  ----------------



            Net gain (loss) on investments ..........  $        86,428   $(      228,336)  $       105,770

                                                       ----------------  ----------------  ----------------



Net increase (decrease) in net assets

    from operations .................................  $       233,972   $(       69,524)  $       270,464

                                                       ================  ================  ================





Statement of Changes in Net Assets

Operations:

  Net investment income .............................  $       147,544   $       158,812   $       164,694

  Net realized gain (loss) from investment

    transactions (Note 1) ...........................   (       10,294)            3,902             5,230

  Net change in unrealized appreciation or

    depreciation of investments .....................           96,722    (      232,238)          100,540

                                                       ----------------  ----------------  ----------------



      Net increase (decrease) in net assets

        from operations .............................  $       233,972   $(       69,524)  $       270,464

                                                       ----------------  ----------------  ----------------



Distributions to unitholders from:

  Net investment income .............................  $(      148,335)  $(      159,602)  $(      164,801)

  Proceeds from investment transactions .............                0                 0                 0

                                                       ----------------  ----------------  ----------------



      Total distributions to unitholders ............  $(      148,335)  $(      159,602)  $(      164,801)

                                                       ----------------  ----------------  ----------------



Redemption of 2,289, 1,720 and

    82 units, respectively ..........................  $(      207,423)  $(      169,158)  $(        8,010)

                                                       ----------------  ----------------  ----------------



Total increase (decrease) in net assets .............  $(      121,786)  $(      398,284)  $        97,653



Net assets at beginning of year .....................        2,962,529         3,360,813         3,263,160

                                                       ----------------  ----------------  ----------------

Net assets at end of year (including

  undistributed net investment income of

 $12,692,$13,485 and $14,274,respectively) ..........  $     2,840,743   $     2,962,529   $     3,360,813

                                                       ================  ================  ================





See accompanying notes to financial statements.

      PAGE  11
 PAGE




                                                     NUVEEN TAX-FREE UNIT TRUST

                                                    NEW JERSEY INSURED TRUST 201

                                                            (Series 841)



                                                      Schedule of Investments

                                                         November 30, 2000




                                                                                              Ratings(2)          Carrying

                                                                           Optional           ----------            Value

                                                                          Redemption      Standard                at Market

Principal                     Name of Issuer and Title of Issue          Provisions(1)    & Poor's   Moody's    (Bid Prices)

------------        ---------------------------------------------------  -------------    ---------- ---------- ------------




$    430,000        New Jersey Educational Facilities Authority,         2005 at 101         AAA        Aaa     $    424,681

                     Revenue Bonds, New Jersey Institute of Technology,

                     Series 1995 E, 5.375% Due 7/1/2025.



     355,000        New Jersey Transportation Trust Fund Authority,      2005 at 102         AAA        Aaa          360,818

                     Transportation System Bonds, 1995 Series B, 5.500%

                     Due 6/15/2015. (Original issue discount bonds

                     delivered on or about August 24, 1995 at a price

                     of 94.788% of principal amount.)



      30,000        New Jersey Wastewater Treatment Trust, Wastewater    2005 at 102         AAA        Aaa           30,084

                     Treatment Bonds, Series 1995A, 5.250% Due

                     9/1/2015.



     300,000        School Bonds of the Board of Education of the        2007 at 100         AAA        Aaa          301,908

                     Township of Branchburg, In the County of Somerset,

                     New Jersey, (General Obligation Bonds.) 5.625% Due

                     2/1/2024.



     450,000        Delaware River Port Authority (New Jersey and        2006 at 102         AAA        Aaa          449,519

                     Pennsylvania), Revenue Bonds, Series of 1995,

                     5.500% Due 1/1/2026.



     420,000        The Pollution Control Financing Authority of Salem   2003 at 102         AAA        Aaa          411,096

                     County (New Jersey), Pollution Control Revenue

                     Refunding Bonds, 1993 Series C (Public Service

                     Electric and Gas Company Project), 5.550% Due

                     11/1/2033.



     390,000        The Sussex County Municipal Utilities Authority,     2003 at 102         AAA        Aaa          394,602

                     County of Sussex, New Jersey, 1993 Wastewater

                     Facilities Revenue Bonds, Refunding Series D,

                     (General Obligation Bonds.) 5.375% Due 12/1/2014.



     400,000        The Board of Education of the Township of Union, In  2006 at 102         AAA        Aaa          400,272

                     the County of Union, New Jersey, School Bonds,

                     (General Obligation Bonds.) 5.500% Due 1/1/2022.





      PAGE  12






                                                     NUVEEN TAX-FREE UNIT TRUST

                                                    NEW JERSEY INSURED TRUST 201

                                                            (Series 841)



Schedule of Investments

                                                         November 30, 2000




                                                                                              Ratings(2)          Carrying

                                                                           Optional           ----------            Value

                                                                          Redemption      Standard                at Market

Principal                     Name of Issuer and Title of Issue          Provisions(1)    & Poor's   Moody's    (Bid Prices)

------------        ---------------------------------------------------  -------------    ---------- ---------- ------------




$    170,000        The Town of West New York, Municipal Utilities       No Optional Call    AAA        Aaa     $     67,152

                     Authority (Hudson County, New Jersey), Sewer

                     Revenue and Refunding Capital Appreciation Bonds,

                     Series 1991, 0.000% Due 12/15/2017. (Original

                     issue discount bonds delivered on or about

                     September 16, 1991 at a price of 17.070% of

                     principal amount.) (Escrow Secured.)



------------                                                                                                    ------------

$  2,945,000                                                                                                    $  2,840,132

============                                                                                                    ============



------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to Financial Statements and notes to Schedule of Investments.



Three Bonds in the Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof.  Payment of principal and interest on one Bond(s) in the Trust is secured by funds or securities deposited in escrow.  The remaining issues are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuers' power to levy taxes.  The sources of payment for these remaining issues in the Trust are divided as follows: Bridge and

Tollroad Revenue,  1; Education Revenue,  1; Power Revenue,  1; Municipal

Lease Revenue,  1; Water And/or Sewer Revenue,  1 .



Approximately 18% of the principal amount of the Bonds in the Trust are original issue discount bonds.  These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par values.

The original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-free interest income for federal income tax purposes.  On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See

"Tax Status of Unitholders" in Part One.  The current value of an original issue discount bond reflects the present value of its face amount at maturity.

In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.  All original issue discount bonds may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable,

some premium.  Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value.



All of the Bonds in the Trust, as insured, are rated AAA by Standard & Poor's

Corporation and Aaa by Moody's Investors Service, Inc.  The Bond Portfolio

consists of 9 obligations issued by entities located in New Jersey.

      PAGE  13
Notes To Financial Statements
1.  Summary of Significant Accounting Policies:
     The Trustee is responsible for maintaining the books and records of the Trust on a cash basis and for safekeeping securities owned by the Trust. The Sponsor is responsible for preparation of the financial statements in accordance with generally accepted accounting principles based upon the books and records provided by the Trustee. The following is a summary of the significant accounting policies followed by each Trust.
     Organizational Costs - Each Trust (and therefore Unitholders)deposited on or after July 25, 1995 will bear all or a portion of the estimated organizational costs which will be deferred and amortized over five years from the Initial Date of Deposit.
     Security Valuation - Tax-Free Bonds are reflected at market value in the accompanying statement of net assets. The Sponsor determines the market price of the Bonds in each Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers (including the Sponsor) who customarily deal in bonds comparable to those held by the Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds, or (4) by any combination of the above.
     Unit Valuation - On the Date of Deposit, the Public Offering Price of Units was determined by adding a sales charge to the Trustee's determination of the offering price of the Bonds. The value of Units offered in the secondary market maintained by the Sponsor is based upon the pro rata share of the bid price of the Bonds, plus a sales charge determined in accordance with the table set forth in Part One under the caption "Public Offering Price" based on the number of years remaining to the maturity of each Bond and adjusted for cash, if any, held or owed by such Trust.
     The initial underwriting commission and investors' original cost of Units, as shown on the statement of net assets, are based upon the assumption that the maximum sales commission was charged for each initial purchase of Units.
 Income and Expenses - Income and expenses are recognized on the accrual basis of accounting. Gains and losses from Bond transactions are determined on a specific identification basis.
 2.  Income Tax Status:
     Each Trust is not an association taxable as a corporation for Federal income tax purposes, and, therefore, has recorded no provision for Federal income taxes. Each unitholder is considered to be the owner of a pro rata portion of the Trust under Subpart E, subchapter J of Chapter 1 of the Internal Revenue Code of 1986 and will have a taxable event each time the Trust disposes of a bond.
3.  Operating Expenses:
     See "Operating Expenses" in Part One of this Prospectus for information with respect to trustee and evaluator fees and expenses.
4.  Use of Estimates:
     The Preparation of the Trust's financial statements in conformity with generally accepted accounting principles requires the Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period.
Notes To Schedule(s) Of Investments
1. The Bonds are first subject to optional redemption in the years, and at the prices shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown.
 Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions; for example, if bond proceeds are not able to be used as contemplated, the project is condemned or sold, or the project is destroyed and insurance proceeds are used to redeem the bonds. Single family mortgage revenue bonds and housing obligation bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. (See Part One, "Selection of Bonds for Deposit in the Trusts.")
 The Trustee's determination of the offering price of Bonds in the Trust may be greater or less than the amounts that may be received upon redemption or maturity of such Bonds. Subject to rules concerning amortization of bond premium and of original issue discount, gain or loss realized by the Trustee on disposition of any Bonds will be recognized as taxable capital gain or loss by Unitholders. (See Part One, "Tax Status of Unitholders.") 2. The ratings shown are those assigned as of the date of the Schedule of Investments. Any Bonds insured by MBIA, are rated AAA by Standard & Poor's Corporation and Aaa by Moody's Investors Service, Inc.
      PAGE  14
                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Tax-Free Unit Trust, Series 841:
We have audited the accompanying statements of net assets and schedules of investments of Nuveen Tax-Free Unit Trust, Series 841 (comprising, Florida Insured Trust 222 and New Jersey Insured Trust 201), as of November 30, 2000 and the related statements of operations and changes in net assets for the periods indicated on the face of the financial statements. These financial statements are the responsibility of the Sponsor (See Note 1). Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. In addition, securities owned as of November 30, 2000 were confirmed by direct correspondence with the Trustee.
We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the trusts constituting the Nuveen Tax-Free Unit Trust, Series 841, as of November 30, 2000, the results of their operations and changes in their net assets for the periods indicated on the face of the financial statements, in conformity with accounting principles generally accepted in the United States.
                       ARTHUR ANDERSEN LLP
Chicago, Illinois,
March 15, 2001.
      PAGE  15
Prospectus

Part Two must be accompanied by Part One
Sponsor                      John Nuveen & Co. Incorporated
                              333 West Wacker Drive
                              Chicago, Illinois 60606
                              312.917.7700
                             Swiss Bank Tower
                              10 East 50th Street
                              New York, New York 10022
                              212.207.2000
Trustee                      The Chase Manhattan Bank
                              4 New York Plaza
                              New York, New York 10004-2413
                               800.257.8787
Legal Counsel                Chapman and Cutler
 to Sponsor                   111 West Monroe Street
                              Chicago, Illinois  60603
Legal Counsel                Carter, Ledyard & Milburn
 to Trustee                   2 Wall Street
                              New York, New York  10005
Independent                  Arthur Andersen LLP
 Public Accountants           33 West Monroe Street
 for the Trust                Chicago, Illinois  60603
Except as to the statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.
This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.
No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trust is registered as a Unit Investment Trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units has been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.
      PAGE  16
Statement of differences between electronic filing and printed document. Pursuant to Rule 499(C) (7) under the Securities Act of 1933 and Rule 0-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which
it is filed and the printed form in which it will be circulated:      (1) The
printed and distributed Prospectus may be paged differently because the printed document may contain a different amount of information on each page
from that contained in the electronic transmission.      (2) In the printed
document, footnote symbols may include a "Dagger" or multiple "Dagger". The "Dagger" symbol is represented as # in the electronic document.
                              Signatures
     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it meets all of the requirements for effectiveness of this post-effective amendment of its Registration Statement pursuant to Rule 485(B) under the Securities Act of 1933 and has duly caused this post-effective amendment of its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Chicago and state of Illinois on this March 27, 2001.
                                      Nuveen Tax-Free Unit Trust
                                       Series 841
                                      By/S/Gifford R. Zimmerman
                                            Vice President
                                      By/S/Nicholas Dalmaso
                                            Assistant Secretary
                                                    or
                                       By/S/Jessica Droeger
                                            Assistant Secretary
     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment of Registration Statement has been signed below by the following persons in the capacities and on the date indicated:
         Signatures                 *Title                        Date
Timothy R. Schwertfeger      Chairman, Board of Directors and Chief
                              Executive Officer
John P. Amboian              President
Stephen D. Foy               Vice President and Manager    (Principal
                              Accounting Officer)
                                                       ______________________
                                                     /s/ Gifford R. Zimmerman
                                                         Attorney-in-Fact**
     *The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, The Sponsor.
    **An executed copy of each of the related Powers of Attorney has been filed with the Securities and Exchange Commission with the Amendment to the Registration Statement on Form S-6 of the Nuveen Tax-Exempt Unit Trust, Series 671 (File No. 33-49175). The aforesaid Powers of Attorney are incorporated herein by this reference.
                       Nuveen Code of Ethics
     Incorporated by reference to Amendment No. 3 to Form S-6 (File No. 333-96279) filed on behalf of Nuveen Unit Trusts, Series 82.
                       Consent of Independent Public Accountants
     As Independent Public Accountants, we hereby consent to the use of our Report and to all references to our firm included in this Post-Effective Amendment of Registration Statement.
                        *Arthur Andersen LLP
Chicago, Illinois
 March 27, 2001
 DOCUMENT
   TYPE  EX-27.1 INS STATE NJ 201
   DESCRIPTION  FINANCIAL DATA SCHEDULE
   TEXT
   ARTICLE  6
   RESTATED
   CIK  0000941289
   NAME  NUVEEN TAX-FREE UNIT TRUST
   SERIES  Series  841
   NAME  NEW JERSEY INSURED TRUST
   NUMBER  201
   MULTIPLIER  1
   CURRENCY  U.S. DOLLARS
   FISCAL-YEAR-END  NOV-30-2000
   PERIOD-START  DEC-02-1999
   PERIOD-END  NOV-30-2000
   PERIOD-TYPE  YEAR
   EXCHANGE-RATE  1
   INVESTMENTS-AT-COST     2,833,895
   INVESTMENTS-AT-VALUE     2,840,132
   RECEIVABLES        56,555
   ASSETS-OTHER             0
   OTHER-ITEMS-ASSETS  0
   TOTAL-ASSETS     2,896,693
   PAYABLE-FOR-SECURITIES  0
   SENIOR-LONG-TERM-DEBT  0
   OTHER-ITEMS-LIABILITIES        55,950
   TOTAL-LIABILITIES        55,950
   SENIOR-EQUITY  0
   PAID-IN-CAPITAL-COMMON  0
   SHARES-COMMON-STOCK    29,612
   SHARES-COMMON-PRIOR    31,901
   ACCUMULATED-NII-CURRENT        12,692
   OVERDISTRIBUTION-NII             0
   ACCUMULATED-NET-GAINS        -4,782
   OVERDISTRIBUTION-GAINS  0
   ACCUM-APPREC-OR-DEPREC         6,237
   NET-ASSETS     2,840,743
   DIVIDEND-INCOME  0
   INTEREST-INCOME       154,442
   OTHER-INCOME  0
   EXPENSES-NET         6,898
   NET-INVESTMENT-INCOME       147,544
   REALIZED-GAINS-CURRENT       -10,294
   APPREC-INCREASE-CURRENT        96,722
   NET-CHANGE-FROM-OPS       233,972
   EQUALIZATION  0
   DISTRIBUTIONS-OF-INCOME       148,335
   DISTRIBUTIONS-OF-GAINS             0
   DISTRIBUTIONS-OTHER  0
   NUMBER-OF-SHARES-SOLD    35,000
   NUMBER-OF-SHARES-REDEEMED     5,388
   SHARES-REINVESTED  0
   NET-CHANGE-IN-ASSETS      -121,786
   ACCUMULATED-NII-PRIOR        13,485
   ACCUMULATED-GAINS-PRIOR         5,511
   OVERDISTRIB-NII-PRIOR             0
   OVERDIST-NET-GAINS-PRIOR  0
   GROSS-ADVISORY-FEES  0
   INTEREST-EXPENSE  0
   GROSS-EXPENSE  0
   AVERAGE-NET-ASSETS  0
   PER-SHARE-NAV-BEGIN  0
   PER-SHARE-NII  0
   PER-SHARE-GAIN-APPREC  0
   PER-SHARE-DIVIDEND  0
   PER-SHARE-DISTRIBUTIONS  0
   RETURNS-OF-CAPITAL  0
   PER-SHARE-NAV-END  0
   EXPENSE-RATIO  0
   AVG-DEBT-OUTSTANDING  0
   AVG-DEBT-PER-SHARE  0
 DOCUMENT
   TYPE  EX-27.2 INS STATE FL 222
   DESCRIPTION  FINANCIAL DATA SCHEDULE
   TEXT
   ARTICLE  6
   RESTATED
   CIK  0000941289
   NAME  NUVEEN TAX-FREE UNIT TRUST
   SERIES  Series  841
   NAME  FLORIDA INSURED TRUST
   NUMBER  222
   MULTIPLIER  1
   CURRENCY  U.S. DOLLARS
   FISCAL-YEAR-END  NOV-30-2000
   PERIOD-START  DEC-02-1999
   PERIOD-END  NOV-30-2000
   PERIOD-TYPE  YEAR
   EXCHANGE-RATE  1
   INVESTMENTS-AT-COST     2,743,043
   INVESTMENTS-AT-VALUE     2,745,749
   RECEIVABLES        41,784
   ASSETS-OTHER             0
   OTHER-ITEMS-ASSETS  0
   TOTAL-ASSETS     2,787,539
   PAYABLE-FOR-SECURITIES  0
   SENIOR-LONG-TERM-DEBT  0
   OTHER-ITEMS-LIABILITIES        28,171
   TOTAL-LIABILITIES        28,171
   SENIOR-EQUITY  0
   PAID-IN-CAPITAL-COMMON  0
   SHARES-COMMON-STOCK    28,863
   SHARES-COMMON-PRIOR    31,282
   ACCUMULATED-NII-CURRENT        12,022
   OVERDISTRIBUTION-NII             0
   ACCUMULATED-NET-GAINS       -13,472
   OVERDISTRIBUTION-GAINS  0
   ACCUM-APPREC-OR-DEPREC         2,706
   NET-ASSETS     2,759,368
   DIVIDEND-INCOME  0
   INTEREST-INCOME       149,092
   OTHER-INCOME  0
   EXPENSES-NET         6,163
   NET-INVESTMENT-INCOME       142,929
   REALIZED-GAINS-CURRENT       -12,132
   APPREC-INCREASE-CURRENT       139,685
   NET-CHANGE-FROM-OPS       270,482
   EQUALIZATION  0
   DISTRIBUTIONS-OF-INCOME       143,809
   DISTRIBUTIONS-OF-GAINS             0
   DISTRIBUTIONS-OTHER  0
   NUMBER-OF-SHARES-SOLD    35,000
   NUMBER-OF-SHARES-REDEEMED     6,137
   SHARES-REINVESTED  0
   NET-CHANGE-IN-ASSETS       -95,149
   ACCUMULATED-NII-PRIOR        12,902
   ACCUMULATED-GAINS-PRIOR        -1,340
   OVERDISTRIB-NII-PRIOR             0
   OVERDIST-NET-GAINS-PRIOR  0
   GROSS-ADVISORY-FEES  0
   INTEREST-EXPENSE  0
   GROSS-EXPENSE  0
   AVERAGE-NET-ASSETS  0
   PER-SHARE-NAV-BEGIN  0
   PER-SHARE-NII  0
   PER-SHARE-GAIN-APPREC  0
   PER-SHARE-DIVIDEND  0
   PER-SHARE-DISTRIBUTIONS  0
   RETURNS-OF-CAPITAL  0
   PER-SHARE-NAV-END  0
   EXPENSE-RATIO  0
   AVG-DEBT-OUTSTANDING  0
   AVG-DEBT-PER-SHARE  0